Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 29, 2013,

by and among

HEALTH MANAGEMENT ASSOCIATES, INC.

COMMUNITY HEALTH SYSTEMS, INC.

and

FWCT-2 ACQUISITION CORPORATION

- i -

TABLE OF CONTENTS

(continued)

- ii -

TABLE OF CONTENTS

(continued)

- iii -

INDEX

Acceptable Confidentiality Agreement	72
Action	72
Adverse Recommendation Change	45
Affiliate	72
Agreement	1
Alternate Financing	58
Alternative Proposal	48
Applicable Law(s)	73
Benefit Period	62
Business Day	73
Capitalization Date	11
Cash Consideration	3
Certificate	3
Certificate of Merger	2
Closing	1
Closing Date	1
Code	73
Collective Bargaining Agreement	73
Commitment Letter	35,59
Company	1
Company Benefit Plans	17
Company Board	1
Company By-laws	10
Company Capital Stock	11
Company Charter	10
Company Common Stock	2
Company Convertible Notes	11
Company Deferred Stock Award	73
Company Disclosure Letter	9
Company Equity Award Consideration	73
Company Indemnified Parties	55
Company Material Adverse Effect	73
Company No-Vote Termination Fee	69
Company Performance Cash Award	73
Company Preferred Stock	11
Company Provider	73
Company Recommendation	10
Company Restricted Stock Award	73
Company Rights Plan	73
Company SEC Documents	13
Company Securities	12
Company Stock Option	73
Company Stock Plans	74
Company Stockholder Approval	10

Company Stockholders Meeting	10
Company Systems	24
Confidentiality Agreement	52
Continuing Employee	62
Contract	74
CVR	3
CVR Agreement	1
CVR Certificate	3
CVR Consideration	3
Debt Tender Offer	60
Debt Tender Offers	60
Delaware Courts	83
DGCL	1
Dissenting Shares	7
DOJ	74
Effective Time	2
End Date	67
Environmental Laws	74
ERISA	74
ERISA Affiliate	74
Exchange Act	74
Exchange Fund	4
Exchange Ratio	3
Existing Litigation	74
Facility	74
Financing	57,59
Financing Sources	74
Form S-4	22
FTC	75
GAAP	75
Government Sponsored Health Care Programs	75
Governmental Entity	75
Health Care Laws	75
Health Care Programs	76
Hospitals	76
HSR Act	76
Indebtedness	76
Intellectual Property Rights	76
Intervening Event	48
Intervening Event Recommendation Change	46
IRS	17
Knowledge	77

- iv -

INDEX

(continued)

Leased Real Property	77
Leases	77
Legal Restraints	65
Lenders	35
Letter of Transmittal	4
Lien	77
Marketing Period	77
Material Adverse Effect	78
Maximum Amount	56
Merger	1
Merger Consideration	3
Merger Sub	1
NYSE	79
Order	79
Owned Real Property	79
Parent	1
Parent Board	1
Parent By-laws	28
Parent Capital Stock	29
Parent Charter	28
Parent Common Stock	3
Parent Contract	36
Parent Credit Agreement	79
Parent Disclosure Letter	28
Parent Material Adverse Effect	79
Parent Preferred Stock	29
Parent Provider	79
Parent Restricted Shares	29

Parent SEC Documents	32
Parent Securities	30
Parent Stock Options	29
Paying Agent	4
Permits	79
Permitted Liens	80
Person	80
Provider(s)	80
Proxy Statement	49
Regulatory Laws	80
Related Persons	27
Required Antitrust Approvals	13
Required Information	59
SEC	81
Securities Act	81
Series A Preferred Stock	11
Stock Consideration	3
Subsidiary	81
Superior Proposal	48
Surviving Company	1
Takeover Laws	11
Tax Returns	81
Taxes	81
Termination Fee	69
Transaction Litigation	64
Trust Indenture Act	31
Trustee	1
Withdrawal Liability	81

- v -

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2013, by and among Health Management Associates, Inc., a Delaware corporation (the “Company”), Community Health Systems, Inc., a Delaware corporation (“Parent”), and FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the board of directors of Parent (the “Parent Board”), the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub have approved and declared advisable this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe various conditions to the Merger; and

WHEREAS, as of or prior to the Closing, Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”) will enter into a Contingent Value Rights Agreement substantially in the form attached hereto as Exhibit A (the “CVR Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger shall have the effects set forth in the applicable provisions of the DGCL.

Section 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York, 10022 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. Notwithstanding anything herein to the contrary and notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing), the Closing shall take place instead on the earlier to occur of (a) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (b) the last day of the Marketing Period, but in each case subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in Article VII.

Section 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and at or prior to the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04. Certificate of Incorporation and By-Laws. At the Effective Time, (i) the Company Charter shall be amended in the Merger to be the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”) and until thereafter further amended in accordance with its terms and as provided by the DGCL, shall be the amended and restated certificate of incorporation of the Surviving Company, and (ii) the Company By-laws shall be amended in the Merger to read as the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”), and as so amended shall be the by-laws of the Surviving Company until thereafter amended in accordance with its terms and as provided by the DGCL or in the amended and restated certificate of incorporation or by-laws of the Surviving Company.

Section 1.05. Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Class A common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Company.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries.

(i) Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Company Common Stock. Subject to Section 2.02 and Section 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and Dissenting Shares) shall be cancelled and extinguished and converted into the right to receive (i) 0.06942 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) (the “Stock Consideration”), (ii) $10.50 per share in cash (the “Cash Consideration”), and (iii) one contingent value right (a “CVR”) issued by Parent subject to and in accordance with the CVR Agreement (the “CVR Consideration” and, together with the Stock Consideration and the Cash Consideration, the “Merger Consideration”) payable to holder thereof, without interest or dividends thereon, less any applicable withholding of Taxes. Each CVR issued as CVR Consideration hereunder will be substantially in the form attached as Annex A to the CVR Agreement (the “CVR Certificate”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02(d), without interest and subject to any applicable withholding of Taxes. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio will be appropriately adjusted to provide to Parent and the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and other awards under the Company Stock Plans the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Stock Options and other awards made under the Company Stock Plans, any such adjustments shall be made in accordance with the applicable Company Stock Plan.

(d) Company Convertible Notes. The Company Convertible Notes issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding unless converted prior to the Effective Time, and shall be treated in accordance with the terms of the indenture governing such Company Convertible Notes following the Effective Time; provided, however, that upon the request of Parent, the Company shall cause the Company Convertible Notes to be settled for an amount in cash calculated in accordance with the terms of the indenture governing the Company Convertible Notes. Parent shall provide or cause to be provided all funds necessary to pay any such settlement of the Company Convertible Notes.

Section 2.02. Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, in trust with the Exchange Agent for the benefit of the holders of Company Common Stock, (i) certificates representing the shares of Parent Common Stock to be issued as Stock Consideration (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued), (ii) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Cash Consideration and any cash in lieu of fractional shares pursuant to Section 2.02(f), and (iii) CVR Certificates representing the aggregate number of CVRs issuable pursuant to the CVR Agreement (all such Parent Common Stock, cash and CVR Certificates deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”).

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock immediately prior to the Effective Time a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions as Parent may specify, subject to the Company’s approval (such approval not to be unreasonably withheld, conditioned or delayed), and shall be prepared prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the holder of such shares shall be entitled to receive in exchange therefor (x)

the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01 and (y) any cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration (and cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d)) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Cash Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other Applicable Law, following surrender of such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and (ii) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock and CVR Certificates issued and cash paid in accordance with the terms of this Article II, upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(d) or Section 2.02(f)), shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the closing price of a share of Parent Common Stock on the NYSE on the last trading day immediately preceding the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company (subject to any applicable abandoned property, escheat or similar law) for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to Section 2.02(d), in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent, or any of their respective Representatives, shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund if and as directed by Parent. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(j) Withholding Rights. Each of Parent, the Company, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and/or Company Performance Cash Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable tax law. Amounts so withheld and timely paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Stock Consideration and pay the Cash Consideration, any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

Section 2.03. Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any holder of Company Common Stock fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other Applicable Law, then any such holder’s shares of Company Common Stock shall be deemed to have been cancelled and converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.01(c) without interest or dividends thereon, less any applicable withholding of Taxes. The Company shall promptly notify Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04. Treatment of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) will take all actions reasonably requested by Parent to give effect to this Section 2.04 (including using reasonable best efforts to obtain any necessary participant consents, determinations and/or resolutions of the Company Board or a committee thereof). In addition to the foregoing, prior to the Effective Time, the Company shall terminate all equity incentive plans of the Company, effective not later than immediately prior to the Effective Time. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(a) Treatment of Company Stock Options. Immediately prior to the Effective Time, each Company Stock Option that is then outstanding (whether vested or unvested) that has not been exercised as of the Effective Time shall cease to be exercisable and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Surviving Company that number of whole and fractional shares of Company Common Stock equal to (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time minus (ii) the number of shares of Company Common Stock subject to such Company Stock Option which, when multiplied by the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, is equal to the aggregate exercise price of such Company Stock Option. Any such whole shares of Company Common Stock shall be treated as issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 2.01(c)) and any Merger Consideration payable with respect thereto shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). An amount equal to the value of any such fractional shares of Company Common Stock shall be paid by the Company to the holder in cash as promptly as practicable after Closing based on the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of Company Common Stock as of immediately prior to the Effective Time. In the event that the per share exercise price of any Company Stock Option is equal to or is greater than the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, such Company Stock Option shall be cancelled without payment therefor and shall have no further force or effect.

(b) Treatment of Company Restricted Stock Awards. Immediately prior to the Effective Time, each share of Company Common Stock that is subject to a Company Restricted Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Restricted Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and, at the Effective Time, shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any) and, notwithstanding anything to the contrary herein, any Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards granted pursuant to the 2006 Outside Director Restricted Stock Award Plan shall be paid in cash as required by the terms of such plan or the award agreements issued thereunder.

(c) Treatment of Company Deferred Stock Awards. Immediately prior to the Effective Time, each Company Deferred Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Deferred Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Company that number of shares of Company Common Stock underlying such Company Deferred Stock Award so cancelled and, at the Effective Time, such shares of Company Common Stock shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any Merger Consideration payable with respect to Company Deferred Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). Any dividend equivalent distributions that are accrued pursuant to the terms of any Company Deferred Stock Award that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable after Closing.

(d) Treatment of Company Performance Cash Awards. Immediately prior to the Effective Time, each Company Performance Cash Award that is then outstanding (whether vested or unvested) shall vest in full and shall be cancelled in exchange for a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%, less applicable Taxes required to be withheld with respect to such payment.

(e) Taxes. The Company shall withhold from the shares of Company Common Stock otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to this Section 2.04 a number of shares of Company Common Stock having a value, determined based on the value of the Merger Consideration as of the Closing, equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04. The Company shall withhold from the cash amount otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to Section 2.04(d) a cash amount having a value equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except (i) as disclosed in the Company SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.01. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. A true, correct and complete list of all the Subsidiaries of the Company, identifying (i) the name, jurisdiction of incorporation or organization, and type of entity of each such Subsidiary, (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary, (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries and (iv) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by any other Person in each such Subsidiary, is set forth on Section 3.01(a) of the Company Disclosure Letter.

(b) The Company has delivered or made available to Parent, prior to execution of this Agreement, true, correct and complete copies of (i) the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), and (ii) the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 3.02. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the adoption of this Agreement by holders of not less than seventy percent (70%) of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting or any adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Company Common Stock are represented in person or by proxy at such meeting or any adjournment or postponement thereof) (the “Company Stockholder Approval”). The Company Board has by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (iii) declared this Agreement advisable, and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), and, subject to Section 5.02, such resolutions have not been withdrawn, amended or modified. The Company Board has directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement (the “Company Stockholders Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement and the transactions contemplated hereby and (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan solely as a result of the Merger Agreement and the transactions contemplated thereby, (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Company Rights Plan) does not occur, in each case, as a result of the adoption, approval, execution or delivery of the Merger Agreement or the consummation of the Merger Agreement and (iii) the “Final Expiration Date” (as defined in the Company Rights Plan) shall be extended to the earlier of May 24, 2014 or immediately prior to the Effective Time. Assuming the representation and warranty set forth in Section 4.16 is true and correct, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on July 26, 2013 (the “Capitalization Date”), (i) 260,214,660 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 9,605,006 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 1,269,914 shares were reserved and available for issuance upon exercise of outstanding Company Stock Options, (B) 1,020,174 shares were potentially issuable upon the vesting or settlement of outstanding Company Restricted Stock Awards, and (C) 7,314,918 shares were potentially issuable upon the vesting or settlement of outstanding Company Deferred Stock Awards, and (iv) 1,000,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights distributed to the Company stockholders pursuant to the Company Rights Plan. Section 3.03(a) of the Company Disclosure Letter sets forth all issued and outstanding Company Performance Cash Awards granted under the Company Stock Plans.

(b) Except as set forth in Section 3.03(a) and this Section 3.03(b), and other than the Company’s 3.75% Convertible Senior Subordinated Notes due 2028 (the “Company Convertible Notes”), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from the Company or any Subsidiary of the Company, or relating to any obligation (contingent or otherwise) of the Company or any Subsidiary of the Company to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations (contingent or otherwise) of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations (contingent or otherwise) by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”).

(c) Other than the indenture governing the Company Convertible Notes, there are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards, Company Performance Cash Awards or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities. None of the outstanding Company Securities have been issued or granted in contemplation of or in connection with the Merger or the other transactions contemplated by this Agreement.

(d) Each outstanding share of capital stock of, or other equity or voting interest in, each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Liens, (iv) not subject to any preemptive rights or any other restriction (including any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding Company Securities) and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound. No Subsidiary of the Company owns, directly or indirectly, any Company Capital Stock.

Section 3.04. Governmental Authorization; Non-contravention. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law (including the expiration or termination of the applicable waiting periods under the HSR Act, the “Required Antitrust Approvals”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Proxy Statement), and any other applicable U.S. state or federal securities laws, and (iv) consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter, the Company By-laws or the comparable organizational documents of the Subsidiaries of the Company, (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or orders affecting, or relating in any way to, the properties, assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05. Company SEC Documents. (a) The Company has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2010, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Section 3.05 of the Company Disclosure Letter, the Company has delivered or made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any Subsidiary of the Company, on the other hand, since January 1, 2010. Except as disclosed on Section 3.05(a) of the Company Disclosure Letter, none of the Company SEC Documents is the subject of SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to the Company and the Subsidiaries of the Company, taken as a whole).

(c) The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of the Company’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2010. The Company has made available to Parent true, correct and complete copies of all material correspondence among management, the Company’s independent auditors and the audit committee of the Company Board that relates to any of the matters contemplated by clauses (i) or (ii) of this Section 3.05(c).

(d) Neither the Company nor any Subsidiary of the Company has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Document.

Section 3.06. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Company Material Adverse Effect, (ii) the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the Effective Time, would constitute a breach of clauses (i), (ii), (vii), (x), (xiv) or (xvi) of Section 5.01(a).

Section 3.07. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013 in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.08. Taxes. (a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed by it (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of the Company and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid, other than any deficiency which is being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of the Company and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither the Company nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than the Company or any Subsidiary) pursuant to Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of the Company or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to be governed by Section 355 of the Code; and

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 3.09. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is, or has been in the past two years, the subject of any material litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law), grievance or other violation of state or federal labor Law, or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization or other employee representative as to wages or conditions of employment. Except as set forth on Section 3.09 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any Collective Bargaining Agreement or subject to any material bargaining order, injunction or other material Order relating to the Company’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job Action or labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and there has been no such Action or dispute in the past five years. To the Knowledge of the Company, in the past five years, there has not been any attempt by employees of the Company or any of its Subsidiaries or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of the Company or any of its Subsidiaries. The employment of each employee of the Company or any of its Subsidiaries is terminable at will by the relevant Company entity without any penalty, liability or severance obligations. With respect to this transaction, any notice required under any Law or Collective Bargaining Agreement has been or prior to Closing will be supplied, and any bargaining obligations with any employee representative have been or prior to Closing will be satisfied.

(b) To the Knowledge of the Company, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other Applicable Laws related to United States immigration and Applicable Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c) Within the past six months, neither the Company nor any of its Subsidiaries has implemented any plant closings or employee layoffs requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law.

Section 3.10. Benefits Matters; ERISA Compliance.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans other than any immaterial consulting agreements. The Company has made available to Parent true, correct and complete copies, to the extent applicable, of (i) the plan document or, with respect to unwritten plans, a written description of all material Company Benefit Plans, (ii) the most recent annual report on Form 5500 and all schedules thereto filed with the Internal Revenue Service (the “IRS”) with respect to each material Company Benefit Plan, (iii) the most recent summary plan description for each material Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan, (vi) the most recent IRS determination letter or opinion letter in respect of each material Company Benefit Plan, and (vii) the most recent nondiscrimination or compliance testing report for each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other material bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, stock purchase, stock option, restricted stock, severance, retention, change in control, disability, vacation, death benefit, hospitalization, paid time off, medical, fringe benefit or other plans, programs or arrangements providing, or designed to provide, benefits to any current or former directors, officers or employees of the Company or any of its Subsidiaries, or otherwise with respect to which the Company or any of its Subsidiaries has or could reasonably expect to have liability and (B) all employment, material consulting, separation, severance, retention, change of control or termination agreements between the Company or any of its Subsidiaries and any current or former directors, officers, independent contractors or employees of the Company or any of its Subsidiaries.

(b) All Company Benefit Plans which are intended to be qualified under Section 401(a) of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the IRS to the effect that such Company Benefit Plans are so qualified, and, to the Knowledge of the Company, no such determination letter has been revoked nor has revocation been threatened nor have any events occurred since the date of such letter which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has in the last six years contributed or has been obligated to contribute to, nor do any of them have any liability with respect to, any “employee pension plans”, as defined in Section 3(2) of ERISA, subject Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA. With respect to each Company Benefit Plan set forth on Section 3.10(c) of the Company Disclosure Letter, (i) the Company, its Subsidiaries and their respective ERISA Affiliates have complied in all material respects with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, and there have been no applications for variance from minimum funding standards (as described in Section 412(c) of the Code or Section 302(c) of ERISA), (ii) there have been no material violations of the applicable benefits restrictions under Section 436 of the Code, (iii) no lien on the assets of the Company, its Subsidiaries or their respective ERISA Affiliates has arisen under ERISA or the Code, nor is such lien expected to arise, (iv) no event described in Section 4043 (excluding events with respect to which reporting was waived) or 4062(e) of ERISA nor any transaction described in Section 4069 of ERISA has occurred or is reasonably expected to occur, and (v) all premiums described in Section 4006 of ERISA payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid. Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates is party to any agreement intended to comply with Section 4204 of ERISA.

(d) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or Applicable Law for which the covered individual pays the full cost of coverage).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(f) There are no pending or, to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) by or on behalf of any participant in any of the Company Benefit Plans, any Governmental Entity, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Company Benefit Plan; (ii) increase any benefits under any Company Benefit Plan; (iii) result in any payment becoming due to a current employee or former employee of the Company or any Subsidiary of the Company or (iv) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code. Except as set forth on Section 3.10(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will have any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(h) All material contributions required to be made to any Company Benefit Plan by Applicable Law or the terms of the Company Benefit Plan for any period through the date hereof have been timely made or, to the extent not required to be made on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Documents to the extent required under GAAP.

Section 3.11. Litigation. Section 3.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Actions that are, or since January 1, 2011 have been, pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject. Except as set forth on Section 3.11 of the Company Disclosure Letter, as of the date hereof, there are no material Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject.

Section 3.12. Compliance with Applicable Laws; Permits. Except as set forth on Section 3.12 of the Company Disclosure Letter, the Company and each of its Subsidiaries (a) are, and have been since January 1, 2011, in compliance in all material respects with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries, (b) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any material violation of any such Applicable Law or Order, and (c) are in compliance in all material respects with the applicable listing, corporate governance and other rules and regulations of the NYSE. The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses in all material respects as currently conducted and no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement except where the failure to be effective would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13. Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and the Company Plans) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) is an employment agreement, severance agreement or similar employee termination arrangement (except for any such agreement or arrangement with a physician) that is not terminable by the Company or any of its Subsidiaries without an obligations to provide or pay severance;

(iii) (A) requires the consent of the other party upon a change in control of the Company the failure of which to obtain upon a change in control of the Company would be material to the Company and its Subsidiaries or (B) provides for payments of at least $2,000,000 by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(iv) is material and is with any of the Company’s or its Subsidiaries’ directors or officers;

(v) is a Collective Bargaining Agreement with any labor organization;

(vi) is a Contract with a physician, any Related Person of any physician, or any source of referrals to any Facility;

(vii) relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement;

(viii) relates to Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than Indebtedness solely between or among any of the Company and any of its wholly owned or majority owned Subsidiaries;

(ix) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $5,000,000 (A) that was entered into after January 1, 2011, (B) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $1,000,000, or (C) pursuant to which any indemnification payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $5,000,000;

(x) is a provider agreement with a Government Sponsored Health Care Program assumed by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries has otherwise succeeded as a party, in connection with the acquisition of any Hospital (whether directly or indirectly and whether by acquisition of stock or assets) since December 31, 2009, whether or not the parties to the acquisition transaction intended that liabilities under such provider agreement (including with respect to overpayments and Federal False Claims Act liabilities for claims submitted) be excluded from such acquisition or otherwise be retained by the seller (Section 3.13(a)(x) of the Company Disclosure Letter sets forth, with respect to any provider agreement described in this clause (xi), (i) all applicable limitations on indemnification for liabilities under such provider agreement (including any indemnification provisions contained in any acquisition agreement relating to any such provider agreement) and (ii) any claims that have been submitted or paid under such indemnification obligations, in each case, prior to the date of this Agreement);

(xi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of any guarantee by the Company or any of its Subsidiaries;

(xii) is (or contains provisions described in this clause (xiii) that are or would reasonably be expected to be) material to the business of the Company and its Subsidiaries, taken as a whole, and contains provisions that (a) prohibit the Company or any of its Subsidiaries or any person that controls, or is under common control with, the Company from competing in or conducting any line of business, (b) grants a right of exclusivity or “most favored nation” right to any Person, (c) grants to any Person any right of first offer or right of first refusal or exclusivity, (d) contains “non-solicitation”, “no hire”, “non-compete” or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees, or (e) otherwise prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world;

(xiii) obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure, or to make aggregate payments under any lease of capital equipment, in excess of $2,500,000;

(xiv) relates to a joint venture, partnership or other similar arrangement;

(xv) relates to the development, or the use or exploitation, or the restriction on the use or exploitation, of (in each of the foregoing cases, for or by or on behalf of the Company) any Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses (other than licenses for unmodified, commercially-available, off-the-shelf software available on standard terms for a fee of no more than $1,000,000 annually or in the aggregate); or

(xvi) would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $2,500,000 or more per any twelve-month period and is not otherwise covered by the above clauses of this Section 3.13(a).

(b) All Material Contracts are valid and binding against the Company and/or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, the other parties thereto, and are in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract, except such challenges which would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice of any violation, default, termination, failure to renew, or cancellation of any Material Contract, except for those violations and defaults which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14. Real and Personal Properties. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good, marketable and valid fee simple title to all of their respective Owned Real Property, in each case free and clear of all Liens except Permitted Liens, and there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, (ii) good, marketable and valid title to, valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned, leased or otherwise used, as applicable, by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of their respective Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. With respect to each of the Leases, and except as would not reasonably be expected to be material and adverse to the Company: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed; (iii) neither the Company nor its Subsidiary nor any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iv) the Company or its Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

Section 3.15. Information Supplied; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration and the CVR Consideration, in which the Proxy Statement will be included (together with all amendments and supplements thereto, the “Form S-4”) will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company or the stockholders of Parent, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.16. Intellectual Property.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Letter, to the Knowledge of the Company, the Company and its Subsidiaries own, or have the right to use pursuant to a valid license, all material Intellectual Property necessary for or used or held for use in, the operation of their businesses as currently conducted, free and clear of all Liens, other than Permitted Liens.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) patented or registered, or applications for registration of, Intellectual Property (including domain names), and (ii) (A) unregistered trademarks or service marks (including logos), and (B) material proprietary software of the Company or its Subsidiaries (that, with respect to each of clauses (ii)(A) and (B), are material to the conduct of the business of the Company or any of its Subsidiaries), that, in each case, is owned by the Company or any of its Subsidiaries. Except as set forth on Section 3.16(b) of the Company Disclosure Letter, to the Knowledge of the Company, all of the Intellectual Property owned by the Company or its Subsidiaries and necessary for or used or held for use in the operation of their businesses as currently conducted is valid, enforceable, has been duly maintained and is in full force and effect, except as would not be material to the business of the Company and its Subsidiaries.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Letter, to the Knowledge of the Company, (i) the conduct of the businesses of the Company and its Subsidiaries has not materially infringed upon, misappropriated or otherwise violated any valid and enforceable Intellectual Property of any Person during the last six (6) years in any material respect, (ii) no other Person has infringed upon, misappropriated or otherwise violated any material Intellectual Property owned or licensed by the Company or any of its Subsidiaries during the last three (3) years in any material respect, and (iii) no material Intellectual Property owned or licensed by the Company or any of its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted is being used by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice or written threat except in connection with Actions commenced against the Company or any of its Subsidiaries before January 1, 2010 from any Person, there are no pending Actions against the Company or any of its Subsidiaries and, to the Knowledge of the Company, none have been commenced against the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the material infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any material Intellectual Property.

(e) Except as set forth on Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has sent any written notice or written threat except in connection with Actions commenced against any Person before January 1, 2010, to any Person, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the infringement, misappropriation or other violation of any material Intellectual Property or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property; except in the ordinary course and as would not be material to the business of the Company and its Subsidiaries, taken as a whole.

(f) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries is subject to any Order restricting the rights of the Company or any of its Subsidiaries with respect to any of the material Intellectual Property owned or licensed by the Company or its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, or restricting the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate a Person’s rights to Intellectual Property, nor (ii) is any Action for any of the foregoing pending that has been commenced since January 1, 2010 (nor has the Company or any of its Subsidiaries received any written notice or written threat since January 1, 2010, except in connection with Actions that have commenced before January 1, 2010) against the Company or any of its Subsidiaries seeking any such Order.

(g) Except as set forth on Section 3.16(g) of the Company Disclosure Letter, the Company and its Subsidiaries have taken all commercially reasonable actions necessary to prosecute and maintain the material Intellectual Property owned by the Company or its Subsidiaries, including the registrations and applications for registration set forth on Section 3.16(a) of the Company Disclosure Letter, and has had all of its employees, consultants and independent contractors enter into agreements with the Company or its Subsidiary (i) to protect and maintain confidential information, and (ii) with respect to any such Persons who have been involved in the development of any material Intellectual Property for the Company or any of its Subsidiaries, to secure ownership of such Intellectual Property, except as would not be material to the business of the Company and its Subsidiaries taken as a whole.

(h) The Company and each of its Subsidiaries that own or operate one or more Hospitals, or that employ or otherwise engage physician Providers to perform services on its behalf, have and use “Certified EHR Technology,” as defined in 45 CFR § 170.102, as necessary and appropriate to claim incentive payments under 42 CFR Part 495. To the Knowledge of the Company, in the last eighteen (18) months, there have been no failures, breakdowns or other material adverse events affecting any of the information technology systems and networks, including the software, firmware, hardware, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) that have caused a substantial disruption or substantial interruption in or to the use of such Company Systems in any material respect. The Computer Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted (including as to capacity, scalability and ability to process current peak volumes in a timely manner), except as would not be material to the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity policies, plans and procedures.

Section 3.17. Agreements with Governmental Entities. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement Action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (other than a taxing authority, which is covered by Section 3.08).

Section 3.18. Environmental Matters. (a) The Company and each of its Subsidiaries are, and since January 1, 2011 have been, in compliance in all material respects with all Environmental Laws applicable to the Company and its Subsidiaries or their real property; (b) the Company and its Subsidiaries hold, and since January 1, 2011 have held, and comply, and since January 1, 2008 have complied, in all material respects, with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses or the occupancy of their real property; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, and neither the Company nor any of its Subsidiaries are the subject of any Action by any Person, in each case regarding any actual or alleged material non-compliance by the Company or any of its Subsidiaries with any Environmental Law or material liability or potentially material liability of the Company or any of its Subsidiaries under any Environmental Law; (d) neither the Company nor any of its Subsidiaries, nor any of their respective predecessors, have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or permitted exposure of any Person to any hazardous substance or petroleum, or owned or operated any property or facility contaminated by any hazardous substance or petroleum, in each case so as would give rise to the Company or its Subsidiaries incurring any unaccrued and material liabilities pursuant to Environmental Laws; and (e) except for any Real Property Leases, credit agreements or service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to any liability of another Person that relates to Environmental Laws.

Section 3.19. Provider Licenses. Except as would not reasonably be expected to have a Material Adverse Effect (a) each Company Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Company or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 3.20. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Material Adverse Effect (a) the Company, its Subsidiaries and each Company Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Company Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Company Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither the Company nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 3.21. Inspections and Investigations. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.21 of the Company Disclosure Letter, (a) no rights of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither the Company, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of the Company or any of its Subsidiaries.

Section 3.22. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.22 of the Company Disclosure Letter, (a) all billing practices by the Company and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither the Company nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of the Company, Persons or entities providing professional services for the Company or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 3.23. Physician Reportable Financial Relationship Log. Except as otherwise disclosed on Section 3.23 of the Company Disclosure Letter, to the Knowledge of the Company, the Company and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 3.24. Related Person Transactions. There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any director or officer, any Person in which any director or officer has any material economic interest, or any Person who has a family relationship (as defined in Item 401(d) of Regulation S-K promulgated under the Exchange Act) with any director or officer (collectively, “Related Persons”) of the Company or any of its Subsidiaries, other than any wholly owned Subsidiary of the Company, on the other hand. Since January 1, 2009, no Related Person of the Company or any of its Subsidiaries has, directly or indirectly (including through ownership of any material economic interest in any Person) received any material payment or other material benefit from, or owned any interest in any assets or property (whether real or personal, tangible or intangible) of, the Company or any of its Subsidiaries, in each case, other than in connection with and in accordance with the terms of such Person’s employment by the Company or any of its Subsidiaries.

Section 3.25. Brokers’ Fees and Expenses. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26. Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock is fair from a financial point of view to such holders.

Section 3.27. Insurance. Section 3.26 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies insuring the Company and its Subsidiaries and their respective assets, properties and operations. All such insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, and all premiums due and payable thereunder have been paid. Neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the giving of notice), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any such insurance policy. There is no material claim pending under any of any such insurance policy as to which coverage has been denied or disputed by the underwriters of any such insurance policy. Neither the Company nor any of its Subsidiaries has received any notice of and, to the Knowledge of the Company, there has been no threatened termination, cancellation, denial of coverage or material premium increase with respect to any such insurance policy. There is no dispute with any insurance carrier with respect to any amounts recoverable or payable by the Company or any of its Subsidiaries pursuant to any such insurance policy.

Section 3.28. No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the Parent SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by Parent at or before the execution and delivery by the Company of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 4.01. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not have a Parent Material Adverse Effect.

(b) Parent has delivered or made available to the Company, prior to execution of this Agreement, true, correct and complete copies of the restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”) and the amended and restated by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”).

Section 4.02. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board, by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, and (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, are in the best interests of Parent and its stockholders, and such resolutions have not been withdrawn, amended or modified. The board of directors of Merger Sub has by resolutions duly adopted declared this Agreement advisable, resolved to recommend that Parent adopt this Agreement and directed that Merger Sub submit the adoption of this Agreement for consideration by Parent, and such resolutions have not been withdrawn, amended or modified. No other corporate proceedings on the part of Parent are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate action on the part of Merger Sub. Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03. Capital Structure.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Capitalization Date, (i) 94,813,269 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 975,549 shares of Parent Common Stock were held by Parent in its treasury, (iv) 5,661,065 shares of Parent Common Stock were reserved and available for issuance pursuant to Parent’s incentive compensation plans, of which (A) 3,970,307 shares were issuable upon exercise of outstanding stock options to purchase shares of Parent Common Stock (“Parent Stock Options”), , (B) 1,605,774 shares of Parent Common Stock were potentially issuable upon the vesting of restricted shares of Parent Common Stock (“Parent Restricted Shares”), (C) 55,536 shares of Parent Common Stock were issuable upon the exercise of outstanding restricted stock units and (D) 29,448 shares of Parent Common Stock were issuable upon the exercise of outstanding share equivalent units. Except as set forth in this Section 4.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the vesting of Parent Restricted Shares, in each case, outstanding at the close of business on the Capitalization Date and in accordance with their terms in effect at such time.

(b) Except as set forth in Section 4.03(a) and this Section 4.03(b), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from Parent or any Subsidiary of Parent, or relating to any obligation (contingent or otherwise) of Parent or any Subsidiary of Parent to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations (contingent or otherwise) of Parent or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent and (v) no other obligations (contingent or otherwise) by Parent or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Parent Securities”). There are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of Parent or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Parent Securities (except pursuant to the forfeiture of Parent Stock Options, Parent Restricted Shares or other equity awards or the acquisition by Parent of shares of Parent Common Stock in settlement of the exercise price of Parent Stock Options, Parent Restricted Shares, or for purposes of satisfying Tax withholding obligations with respect to holders of Parent Stock Options, Parent Restricted Shares or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (A) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of Parent Securities or dividends paid thereon, other than pursuant to Parent Stock Options, Parent Restricted Shares or other equity awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Parent Securities.

(c) The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-laws or any Contract to which Parent is a party or otherwise bound.

Section 4.04. Governmental Authorization; Non-contravention.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Regulatory Law, (iii) compliance with any applicable requirements of the Securities Act (including the filing with the SEC of the Form S-4), the Exchange Act and any other applicable U.S. state or federal securities laws, (iv) as may be required to be made for the qualification of the CVR Agreement under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if required by Applicable Law, and (v) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or the Parent By-laws or the certificate of incorporation or by-laws of Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.04(a), contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to Parent or any Subsidiary of Parent or by which any property or asset of Parent or any Subsidiary of Parent is bound or affected, (iii) assuming compliance with the matters referred to in Section 4.04(a), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the properties, assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05. Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Subsidiaries, or any Order to which Parent or Merger Sub or any of their respective Subsidiaries is subject, except, in each case, for those that would not be required to be disclosed in the Parent SEC Documents pursuant to Item 103 of Regulation S-K promulgated under the Exchange Act.

Section 4.06. Parent SEC Documents.

(a) Parent has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with the SEC by Parent since January 1, 2011, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to Parent and the Subsidiaries of Parent, taken as a whole).

(c) Parent has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of Parent’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2011.

(d) Neither Parent nor any Subsidiary of Parent has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Document.

Section 4.07. Ownership of Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent, free and clear of all Liens.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.08. Taxes.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(i) each of the Parent and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of the Parent and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Parent or any of its Subsidiaries which deficiency has not been paid other than any deficiency which is not being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of the Parent and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither the Parent nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither Parent nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than Parent or any Subsidiary) pursuant to Treasury regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of Parent or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to Parent or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither the Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code; and

(ix) neither the Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 4.09. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by or on the Company or any Affiliates thereof for inclusion or incorporation by reference therein.

Section 4.10. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Parent Material Adverse Effect and (ii) the business of Parent, Merger Sub and their respective Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

Section 4.11. No Undisclosed Liabilities. Neither Parent, Merger Sub nor any of Parent’s other Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of Parent and its Subsidiaries included in the Parent SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12. Compliance with Applicable Laws; Permits. Except as would not reasonably be expected to have a Parent Material Adverse Effect or as disclosed in the Parent

Disclosure Letter, Parent, Merger Sub and each their respective Subsidiaries (a) are, and have been since January 1, 2011 in compliance with all Applicable Laws, Orders and Permits applicable to Parent and its Subsidiaries and (b) to the Knowledge of Parent, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any violation of any such Applicable Law or Order. Parent, Merger Sub and each of respective Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Financing.

(a) As and when needed, Parent will have the funds necessary to pay the aggregate Cash Consideration, the Company Equity Award Consideration, payment in respect of the Company Performance Cash Awards, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Parent and Merger Sub, and there is no restriction on the use of such cash for such purposes.

(b) Parent has delivered to the Company, prior to the date of this Agreement, a true, correct and complete copy of an executed commitment letter among Parent and those financial institutions party to the Commitment Letter (together with their permitted assignees under the Commitment Letter, the “Lenders”), including all exhibits, schedules and annexes thereto, and a customarily redacted Fee Letter none of which redacted terms would reasonably be expected to adversely affect the availability or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein. As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, (B) enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except in each case as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity, and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect (other than any reduction or termination in each case in accordance with the express terms of the Commitment Letter as in effect on the date hereof), and no such amendment, modification, withdrawal, termination or rescission is contemplated by Parent or, to the Knowledge of Parent, by any other party thereto that would be reasonably likely to adversely affect the amount or availability thereof and (iv) no event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or to the Knowledge of Parent, a failure to satisfy a condition precedent on the part of Parent or, to the Knowledge of Parent, any other parties thereto under the Commitment Letter. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date in accordance with the terms thereof. There are no agreements, side letters or arrangements to which Parent is a party that could affect the availability of the debt financing contemplated by the Commitment Letter on the Closing Date. There are no conditions precedent or other contingencies between Parent and any other party to the Commitment Letter related to the funding of the full amount of the debt facilities contemplated by the Commitment Letter (including any “flex” provisions in the Fee Letter) other than expressly set forth in the Commitment Letter. As of the date of this Agreement, the Parent has no reason to believe that it will be unable to satisfy the conditions or contingencies to funding contained in the Commitment Letter.

Section 4.14. Ownership of Company Common Stock. Neither Parent nor Merger Sub is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.15. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisors or other similar fee or commission in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

Section 4.16. Parent Contracts. All of the Contracts filed as an exhibit to a Parent SEC Document (each, a “Parent Contract”) are valid and binding and in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Parent Contract, except for those violations and defaults which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.17. Provider Licenses. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) each Parent Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Parent or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 4.18. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) Parent, its Subsidiaries and each Parent Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Parent Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Parent

Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither Parent nor any of its Subsidiaries has received any notice from any Governmental Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither Parent nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 4.19. Inspections and Investigations. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) no rights of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither Parent, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of Parent or any of its Subsidiaries.

Section 4.20. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) all billing practices by Parent and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither Parent nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither Parent, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of Parent, Persons or entities providing professional services for Parent or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 4.21. Physician Reportable Financial Relationship Log. To the Knowledge of Parent, Parent and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 4.22. No Other Representations or Warranties. Except for the representations and warranties contained Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants

Section 5.01. Conduct of Business.

(a) Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(a) of the Company Disclosure Letter or (iii) as otherwise required or expressly contemplated by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Letter or with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Company Charter or the Company By-laws or the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) (A) issue, sell, transfer, pledge, dispose of, encumber or grant any Company Securities, including shares of its capital stock or other equity or voting interests of any class (including any cash-based performance awards), or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests of any class, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant required pursuant to the exercise or settlement of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards or obligations under the Company Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments in effect as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries set forth on Section 5.01(a)(ii) of the Company Disclosure Letter or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards, acquisitions by the Company in connection with the forfeiture of such equity awards, or acquisitions by the Company in connection with the net exercise of Company Stock Options, (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, (D) enter into any agreement with respect to the voting of its equity interests or (E) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) (A) incur any Indebtedness, except for (1) Indebtedness solely between or among the Company and any of its wholly owned Subsidiaries, (2) Indebtedness incurred under (x) the Credit Agreement (including in respect of letters of credit) or (y) bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States so long as the aggregate principal amount outstanding under (x) and (y) (including in respect of letters of credit) does not exceed at any time $50,000,000 (other than with respect to any acquisition as set forth on Section 5.01(a)(v) of the Company Disclosure Letter), and (3) trade credit or trade payables in the ordinary course of business consistent with past practice, or (B) enter into or make any loans, capital contributions or advances to, or investments in, any Person with a value in excess of $1,000,000 in the aggregate, other than to the Company or any wholly owned or majority owned Subsidiary of the Company;

(iv) sell, pledge, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate, (B) pursuant to Contracts in existence on the date of this Agreement, or (C) with respect to transactions (x) where the Company is the disposing party, among the Company and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among the Company and one or more of its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(v) acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than with a value or purchase price (including the value of assumed liabilities) not in excess of $10,000,000, in any transaction or series of related transactions, or enter into or acquire any interest in any joint venture or similar agreement or arrangement;

(vi) make or authorize capital expenditures in excess of the amounts budgeted in the Company’s current plan for the time period in such plan, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, by more than 10%;

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(viii) enter into or amend any Contract to the extent consummation of the Merger or compliance by the Company or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of or payments to any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(ix) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit;

(x) reincorporate in another jurisdiction;

(xi) settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than (A) settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $7,500,000 in the aggregate for claims that are based on or arise out of the same or substantially similarly facts or circumstances; or (B) with respect to medical malpractice actions, settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(xii) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right, title or interest or other licenses to any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose restrictions upon the Company or any of its Affiliates with respect to Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(xiii) (A) except for amendments, terminations, or non-renewals in the ordinary course of business consistent with past practice that would not be material to the Company, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof or (B) enter into any Contract that requires the consent of the other party upon a change in control of the Company or which provides for material payments by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(xiv) except as required by Applicable Law (including to the extent necessary to avoid the imposition of any penalty taxes under Section 409A of the Code), pursuant to the terms of any Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Letter or any Material Contract as in effect on the date hereof, that, in either case, has been disclosed to Parent: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of the Company or its Subsidiaries (except for salary increases in the ordinary course of business consistent with past practice), (ii) grant, announce or pay any new material incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any Company Benefit Plan or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or its Subsidiaries;

(xv) grant, announce or pay any new equity award;

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xviii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(b) Conduct of Business of Parent. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(b) of the Parent Disclosure Letter, or (iii) as otherwise required or expressly contemplated by this Agreement, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(b) of the Parent Disclosure Letter or with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Parent Charter or the Parent By-laws or the comparable organizational documents of any Subsidiary of Parent in any manner adverse to the Company, in each case other than in connection with the Financing, or enter into any written agreement with any of Parent’s stockholders in their capacity as such;

(ii) (A) issue, sell, encumber or grant any shares of the capital stock or other equity or voting interests of Parent, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of capital stock or other equity or voting interests of Parent, or any rights, warrants or options to purchase any shares of capital stock or other equity or voting interests of Parent, except for any issuance, sale or grant (1) solely between or among Parent and its wholly owned Subsidiaries or (2) pursuant to the issuance, exercise or settlement of Parent Stock Options, Parent Restricted Shares or other equity awards or obligations under the Parent equity incentive plans outstanding on the date hereof in accordance with the terms of the applicable Parent equity incentive plans in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or (C) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) except as otherwise permitted under the Parent Credit Agreement (A) incur any Indebtedness, except for (1) Indebtedness solely between or among Parent and any of its Subsidiaries, (2) letters of credit issued in the ordinary course of business, (3) Indebtedness incurred under bank lines of credit in effect as of the date hereof, (4) trade credit or trade payables in the ordinary course of business consistent with past practice, and (5) any Indebtedness incurred in anticipation of the Closing hereunder and the other transactions contemplated hereby or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business, other than to Parent or any Subsidiary of Parent;

(iv) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in existence on the date of this Agreement, (C) with respect to transactions (x) where Parent is the disposing party, among Parent and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among Parent and one or more of its Subsidiaries or among its Subsidiaries, (D) with a value or purchase price not in excess of $50,000,000 or (E) pursuant to any obligations of Parent or Merger Sub pursuant to Section 6.03(c);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(vi) enter into or amend any Parent Contract to the extent consummation of the Merger or compliance by Parent or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Parent Contract or amendment;

(vii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit; or

(viii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02. No Solicitation by the Company; Company Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 5.02, from the execution and delivery of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) not to, (i) solicit, seek, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement), (v) grant any waiver, amendment or release under any standstill or confidentiality agreement, any Takeover Law (including Section 203 of the DGCL), or the Company Rights Plan, or otherwise fail to enforce any of the foregoing (provided that the Company shall not be prohibited from taking the actions set forth in this clause (v) if the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law), or (vi) resolve or agree to do any of the foregoing (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal. Promptly following the execution and delivery of this Agreement, the Company shall (x) request each Person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information furnished to any such Person by or on behalf of the Company, its Subsidiaries or any of their respective Representatives and (y) terminate the access of any Persons (other than Parent, its Subsidiaries and any of their respective Representatives) to any “data room” hosted by the Company, its Subsidiaries or any of their respective Representatives relating to any Acquisition Proposal.

(b) Discussions. Notwithstanding anything to the contrary in Section 5.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any material breach of this Section 5.02, and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably expected to lead to a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent all information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c) Notice of Acquisition Proposals. The Company shall promptly (and in no event later than 48 hours after receipt) notify Parent if any proposal or offer with respect to any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of their respective Representatives, including the identity of the Person making the proposal, offer, request or inquiry and the material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto (including copies of any written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) any such proposal, offer, request or inquiry (including by promptly (and in no event later than 48 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

(d) No Company Adverse Recommendation Change. Except as expressly set forth in Section 5.02(e) or Section 5.02(f), the Company Board shall not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) following either (A) the public announcement of an Acquisition Proposal or (B) a public statement made by one or more directors of the Company that is inconsistent with the Company Recommendation, fail to publicly reaffirm the Company Recommendation, in the case of clause (A), within five (5) Business Days after Parent so requests in writing and, in the case of clause (B) within ten (10) Business Days after Parent so requests in writing; provided that in no event shall Parent make more than two (2) requests, in the aggregate, under this clause (iii), (iv) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal, (v) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which, subject to Section 5.02(g), shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), within ten (10) Business Days after commencement, or (vi) resolve or agree to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation Change”).

(e) Superior Proposals. At any time prior to the Company Stockholders Meeting, if the Company receives a bona fide Acquisition Proposal that is not withdrawn, which Acquisition Proposal did not result from any material breach of this Section 5.02, that the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) constitutes a Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.01(d) to enter into an Alternative Acquisition Agreement; provided, however, that the Company Board may only take the actions described in (x) clause (ii) if the Company has paid the Termination Fee in compliance with Section 8.03(b)(i) and (y) clauses (i) or (ii) if:

(1) the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(2) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3) Business Days in advance of taking such action, which notice shall specify the material terms of the Superior Proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the Person making the Superior Proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such Superior Proposal;

(3) after providing such notice and prior to taking any such action, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such action; and

(4) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal, and that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law, if such changes offered in writing by Parent were given effect.

In the event that a Superior Proposal is modified by the Person making such proposal, the Company shall be required to deliver a new written notice to Parent of such modified Superior Proposal pursuant to clause (B) of this Section 5.02(e) at least two (2) Business Days in advance of taking any action described in clauses (i) or (ii) of this Section 5.02(e) and shall again comply with the provisions of this Section 5.02(e) with respect to any such modified Superior Proposal. Notwithstanding the foregoing, after compliance with the foregoing clause (B) and (C) with respect to any three Superior Proposals (including any modification pursuant to the prior sentence), the Company shall have no further obligation in the future to comply with the notification and negotiation obligations set forth in this Section 5.02(e) with respect to any Superior Proposal or modification to a Superior Proposal made by any Person.

(f) Intervening Events. Other than in connection with a Superior Proposal (which shall be subject to Section 5.02(e) and shall not be subject to this Section 5.02(f)), at any time prior to the Company Stockholders Meeting, the Company Board may take any action prohibited by clauses (i) or (ii) of Section 5.02(d) (an “Intervening Event Recommendation Change” which, for the avoidance of doubt, shall constitute a Company Adverse Recommendation Change) only in response to an Intervening Event and only if:

(i) the Company Board shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(ii) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3)Business Days in advance of effecting an Intervening Event Recommendation Change, which notice shall specify the Intervening Event in reasonable detail;

(iii) after providing such notice and prior to effecting an Intervening Event Recommendation Change, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect the Intervening Event Recommendation Change; and

(iv) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law if such changes offered by Parent were to be given effect.

In the event that any material change to the facts and circumstances relating to the Intervening Event that is the subject of this Section 5.02(f) shall occur, the Company shall be required to deliver a new written notice to Parent of such modified Intervening Event pursuant to clause (ii) of this Section 5.02(f) at least two (2) Business Days in advance of effecting an Intervening Event Recommendation Change and shall again comply with the provisions of this Section 5.02(f) with respect any such modified Intervening Event.

(g) Disclosure Obligations. Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided, that if any such communication or disclosure would otherwise constitute a Company Adverse Recommendation Change pursuant to Section 5.02(d), nothing in this Section 5.02(g) shall operate to prevent any such communication or disclosure from constituting a Company Adverse Recommendation Change. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including such a reaffirmation of the Company Recommendation) shall not be deemed a Company Adverse Recommendation Change.

(h) The Company agrees that in the event any of its Subsidiaries or any of its or its Subsidiaries’ Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or Merger Sub) providing for (a) any acquisition or purchase of (1) 15% or more (based on the fair market value, net revenues, net income or cash flows) of assets (including capital stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such Person or group of Persons, would equal 15% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons owning, directly or indirectly, 15% or more of the aggregate voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange, recapitalization transaction or similar transaction involving the Company pursuant to which, in each case, any Person or group of Persons (or the shareholders of any Person or group of Persons) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any combination of the foregoing, in the case of any of clauses (a) through (d), whether in a single transaction or a series or related transactions and whether directly or indirectly, other than, in each case, the transactions contemplated by this Agreement.

(ii) “Intervening Event” means any material event, change, development or occurrence arising after the date hereof that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) changes in the price of Parent Common Stock (except that the underlying cause of any such change in the price of Parent Common Stock (to the extent otherwise falling within the definition of “Intervening Event”) may constitute or contribute towards an Intervening Event), (C) the Required Antitrust Approvals, (D) any event, change, fact, circumstance, development or occurrence generally affecting the non-urban hospital services industry, except to the extent such event, change, development or occurrence has a disproportionate effect on the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, as compared to other participants in the non-urban hospital services industry or (E) the fact that, in and of itself, there has been a change in the composition of the Company Board.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being deemed to be references to “75%”) which the Company Board (or any committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, (y) if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock than the Merger and (z) the financing of which is reasonably expected to be obtained, in each case, taking into account all financial, legal, regulatory, timing and other aspects of such Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company pursuant to Section 8.03).

Section 5.03. Certain Matters Relating to Change of Control Provisions.

(a) Indebtedness. As promptly as practicable after the date hereof, the Company shall obtain an appropriate waiver or amendment under the Credit Agreement such that no “Change of Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any change of control, event of default or similar event shall have occurred under the Credit Agreement, the Company shall use commercially reasonable efforts to prevent any acceleration of any principal or interest amount under the Credit Agreement or any other Indebtedness of the Company or any of its Subsidiaries from occurring or continuing; provided, that in no event shall the Company or any of its Subsidiaries make any payments in connection with any of the actions contemplated by this Section 5.03(a) that are, individually or in the aggregate, in excess of the amount set forth on Section 5.03(a) of the Company Disclosure Letter.

(b) Company Stock Plans. As promptly as practicable after the date hereof, the Company shall use commercially reasonable efforts to obtain an appropriate waiver or amendment under each of the Company Stock Plans such that no “Change in Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any “Change in Control” shall have occurred under any of the Company Stock Plans, the Company shall use commercially reasonable efforts to prevent any increase in the aggregate amount of cash payments otherwise payable under the Company Stock Plans as a result of the consummation of the transactions contemplated by this Agreement in excess of the amount set forth on Section 5.03(b) of the Company Disclosure Letter.

ARTICLE VI

Additional Agreements

Section 6.01. Preparation and Mailing of the Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC a proxy statement relating to the matters to be submitted to the stockholders of the Company at the Company Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”), (ii) Parent shall prepare and file the Form S-4, and (iii) Parent shall use its reasonable best efforts to, if required by Applicable Law, have the CVR Agreement become qualified under the Trust Indenture Act. The Proxy Statement will be included in and will constitute a part of the Form S-4. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 cleared by the SEC and declared effective under the Securities Act as promptly as reasonably practicable after such filing and to have the S-4 remain effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company Board shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise assist and cooperate with the other in the preparation of the Proxy Statement, the Form S-4 and the resolution of any comments to either received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement or the Form S-4 if and to the extent such information shall have become false or misleading in any material respect. The Company and Parent shall notify the other promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or the Form S-4 and shall supply the other with copies of all written correspondence between such party or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Form S-4. The Company and Parent shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement or the Form S-4 and to resolve such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement or the Form S-4 (or any amendment or supplement thereto) or any dissemination of the Proxy Statement to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall provide the other with a reasonable opportunity to review and to propose comments on such document or response, which the party receiving such comments shall consider in good faith.

(b) Notwithstanding any Company Adverse Recommendation Change, the Company shall take all necessary actions in accordance with Applicable Law, the Company Charter, the Company By-laws and the rules of NYSE to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and the Form S-4 and the Form S-4 is declared effective. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding any provision of this Agreement to the contrary, the Company may, in its sole discretion, adjourn, recess or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to obtain such a quorum, or (iii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), sufficient votes to constitute the Company Stockholder Approval have not been obtained, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to solicit additional proxies and votes in favor of adoption of this Agreement, provided that the Company may exercise its right to adjourn, recess or postpone the Company Stockholders Meeting pursuant to this Section 6.01(b)(iii) on no more than three (3) occasions.

(c) If prior to the Effective Time any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e) The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Company Adverse Recommendation Change by the Company Board; provided, however, that (x) if the public announcement of a Company Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.02(e) or Section 5.02(f) occurs less than ten days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten days after the later of such event; and (y) the Company shall not submit to the vote of its stockholders any Acquisition Proposal.

Section 6.02. Access to Information; Confidentiality.

(a) The Company and Parent agree that each shall, and shall cause each of its Subsidiaries and their respective Representatives to, afford the other and the other’s Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries and Representatives to, furnish promptly to the other (i) to the extent not publicly available, a copy of each material report, schedule, registration statement and other document filed or furnished by it during such period pursuant to the requirements of federal or state securities laws or commission actions (including upon the request of the staff of the SEC) and (ii) all other information concerning its business, properties and personnel as may be reasonably requested (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the disclosing party or its Subsidiaries); provided, however, that the disclosing party shall not be required to permit such access or make such disclosure if such access or disclosure would reasonably be likely to (x) violate the terms of any confidentiality agreement or other Contract with a third party, (y) result in the loss of any attorney-client privilege, or (z) violate any Applicable Law; provided, further, that the disclosing party shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use commercially reasonable efforts to permit such access or disclosure, including pursuant to the use of “clean room” arrangements pursuant to which Representatives of the recipient could be provided access to any such information.

(b) No later than September 30, 2013, the Company shall provide to Parent a revised short-term incentive plan for Hospital operating executives.

(c) Notwithstanding anything contained in this Agreement to the contrary, neither party shall be required to provide any access or make any disclosure to the other pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.02 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated April 2, 2013, between Parent and the Company (the “Confidentiality Agreement”). Subject to the limitations and restrictions set forth in, and without expanding the obligations of the Parties under, this Section 6.02, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties and their respective businesses after the Closing Date. To the extent that any of the information or material furnished pursuant to this Section 6.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

Section 6.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Regulatory Laws, which are the subject of Section 6.03(c) and Section 6.03(d).

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable following the date hereof, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto shall take or cause to be taken all actions necessary to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other person, (C) selling, divesting, conveying or holding separate or otherwise taking any other action that limits Parent’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agreeing to take any such action, (D) terminating existing relationships, contractual rights or obligations of Parent or the Company or their respective Subsidiaries and (E) effectuating any other change or restructuring of Parent or the Company or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction; provided, however, that Parent and its Subsidiaries (i) shall not be required to take any action or propose or enter into any divestiture, hold separate, or other consent order or consent decree or agreement with any Governmental Entity that would reasonably be expected to be materially adverse to the Company, Parent and their respective Subsidiaries, taken as a whole; and (ii) may determine, in their sole discretion, to sell, divest or dispose of certain assets, properties and businesses of Parent (or its Subsidiaries or Affiliates) (in lieu of or in combination with selling, divesting or disposing of certain assets, properties, or businesses of the Company and its Subsidiaries), in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any Litigation. Nothing in this Section 6.03 shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, or permit the Company or any of its Subsidiaries to take or agree to any action or other matter pursuant to this Section 6.03 referred to in clauses (B)-(E) above without Parent’s prior written consent (which consent shall be granted in accordance with the immediately preceding sentence), including that (but without limiting Parent’s obligations pursuant to the immediately preceding sentence) if any products, businesses or assets of the Company or Parent or their respective Subsidiaries are to be sold, divested or disposed of pursuant to this Section 6.03, Parent shall have the right to select the products, businesses and/or assets to be sold, divested or disposed of.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents including those submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act may be subject to reasonable redactions), and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

Section 6.04. Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement and previously provided to Parent, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the to which a corporation may indemnify its officers and directors) the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative (including with respect to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) For a period of six years from and after the Effective Time, the Surviving Company shall maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Company Indemnified Party as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and Company By-laws in effect on the date of this Agreement, which provisions shall not be amended during such time except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Company Indemnified Parties’ indemnification rights thereunder.

(c) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.04.

(d) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. In the event the Company purchases such tail coverage, the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.05(d). The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e) The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05. Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.06. Financing.

(a) Each of Parent and Merger Sub will use, and will cause their Affiliates and their respective Representatives to use, reasonable best efforts to take (or cause to be taken) all actions necessary, and proper in order to obtain third party debt financing for the purpose of financing the aggregate Merger Consideration, the Company Equity Award Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers required under this Agreement to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Merger) on the terms and conditions described in the Commitment Letter (taking into account the anticipated timing of the Marketing Period), including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any “market flex” provisions applicable thereto), and on such other terms as Parent and the Lenders shall agree, (ii) to satisfy all conditions on a timely basis to obtaining and consummating the Financing applicable to (and within the control of) it set forth in such definitive agreements, and (iii) maintain in effect and comply with the Commitment Letter (including any “flex” provisions set forth in the Commitment Letter, including as specified in any fee letter), including executing and delivering all such documents and instruments as may be reasonably required thereunder. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any (x) material breach of any provision of the Commitment Letter by a party thereto or (y) unavailability, termination or ineffectiveness of any provision of the Commitment Letter that would result in an amount being available less than what is required to consummate the transaction herein. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver (A) reduces the aggregate amount of Financing below the amount that would be required to consummate the Merger and the other transactions contemplated by this Agreement (including by changing the amount of fees or original issue discount contemplated by the Commitment Letter), (B) amends or expands the conditions to the availability of the Financing, (C) would reasonably be expected to prevent or delay the Closing or (D) would reasonably be expected to adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter, except, in each such case, with the prior written consent of the Company; provided, for the avoidance of doubt, that Parent shall be permitted, without the prior written consent of the Company, to amend the Commitment Letter to add lenders, lead arrangers, bookrunners and syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not delay the availability of the Financing. In the event that any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Commitment Letter, Parent shall promptly notify the Company thereof, and Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing (in an amount sufficient, together with the remaining Financing and any other sources available to Parent and Merger Sub, to fund the Financing) from the same or other sources (such portion from alternate sources, the “Alternate Financing”), so long as such Alternate Financing does not otherwise include terms (including any “flex” provisions) that could reasonably be expected to make the funding of such Alternate Financing in an amount less than what is required to consummate the transaction herein. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the availability nor terms of the Financing (including obtaining any required consents or waivers from any third party with respect thereto) or any Alternate Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger, and each of Parent and Merger Sub reaffirms its obligation to consummate the Merger and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VII, irrespective and independently of the availability or terms of the Financing or any Alternate Financing, Parent’s or Merger Sub’s use of efforts in accordance with this Section 6.06(a) or otherwise.

(b) Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement, obtainment and syndication of the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries (in the reasonable judgment of the Company), (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified or (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter, the Company By-laws, any Applicable Laws, the Credit Agreement or any Material Contract. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions and sessions with potential lenders, investors and meetings with ratings agency, (ii) providing reasonable and timely assistance with the preparation of customary materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the arranging, obtaining and syndication of Financing (including requesting the Consent of any accountant’s use of their materials in connection with the Financing), (iii) as promptly as reasonably practicable, and in any event at least 18 Business Days prior to the Closing Date, furnishing Parent and its financing sources with all available financial and other information pertinent to the Company and its Subsidiaries including delivery of (x) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company for the fiscal quarter ended June 30, 2013 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 45 days before the Closing Date, (y) (in the event that the Closing Date occurs on a date that is more than 90 days following December 31, 2013) audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013, in each case prepared in accordance with GAAP and (z) without duplication of the foregoing clauses (x) and (y), the information and documents relating to the Company required by paragraphs 9 and 10 of Exhibit E to the Commitment Letter (such information in the foregoing clauses (x), (y) and (z), the “Required Information”), (iv) providing unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company, (v) having the Company designate members of senior management of the Company to execute customary authorization letters with respect to bank information memoranda, offering memoranda or other materials provided to prospective lenders or investors and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including reasonable direct contact between such senior management of the Company and its Subsidiaries and the potential lenders in the Financing, (vi) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Commitment Letter, (vii) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors, (viii) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing and other customary documents as may be reasonably requested by Parent, (ix) facilitating the pledging of collateral for the Financing, (x) assisting the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries, (xi) requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters (in form and substance reasonably satisfactory to Parent), lien releases (including UCC-3 termination statements), instruments of termination or discharge, (xii) furnishing Parent and the Lenders with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended), and (xiii) otherwise cooperating with Parent, and taking all other corporate actions, the effectiveness of which shall be subject to the occurrence of the Effective Time, reasonably requested by Parent reasonably necessary to permit the consummation of the Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.06, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, the use of proceeds thereof and any information used in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons. The expense reimbursement and indemnification obligations set forth in this Section 6.06(b) shall survive the Closing and any termination of this Agreement.

(c) For purposes of this Section 6.06, the term “Financing” shall also be deemed to include any Alternate Financing (and any debt securities issued in lieu of any committed bridge facilities) and the term “Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing. All non-public or otherwise confidential information regarding either party obtained by the other party pursuant to this Section 6.06 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to confidentiality arrangements satisfactory to the Company.

Section 6.07. Actions with Respect to Existing Debt.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase, change of control offers, consent solicitations and/or other similar actions related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith. Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing (except for any Debt Tender Offer in which Parent has agreed to make all required payments), and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date (or on such earlier date as aforesaid). Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries and its and their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of any offer to purchase and letter of transmittal and any consent solicitation statement. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than, if applicable, the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(b) Any dealer manager, solicitation agent, information agent, depositary, paying agent and any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Subject to Section 6.07(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

(c) With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, in lieu of or in addition to commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time. Any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing and shall only be effectuated if the documents governing such series of securities permit such conditional redemption. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full such redemption or satisfaction and discharge. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(d) If requested by Parent, the Company shall use its reasonable best efforts to arrange for, at the Closing, the termination of the Credit Agreement and any other existing indebtedness of the Company and its subsidiaries and the procurement of customary payoff letters in connection therewith. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full the payoff amount for any such indebtedness.

(e) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with this Section 6.07. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.07.

Section 6.08. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the other party’s prior written consent, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system (in which case the party required to issue such press release or make such statement shall give reasonable notice to the other party, including the opportunity to review and comment on such press release or statement to the extent practicable); provided further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect a Company Adverse Recommendation Change made pursuant to and in accordance with Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company. Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Applicable Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

Section 6.09. Employee Matters.

(a) From the Effective Time through the first anniversary of the Effective Time (“Benefit Period”), each employee of the Company or any of its Subsidiaries who remains in the employment of Parent or any of its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) shall receive (i) a base salary and annual cash incentive opportunities (as a percentage of base salary) that are, at Parent’s election, either (A) no lower than the base salary and annual cash incentive opportunities that were provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the base salary and annual cash incentive opportunities that Parent or its Subsidiaries then provide to similarly situated employees, (ii) employee benefits that are, at Parent’s election, either (A) no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Effective Time under the Company Benefit Plans set forth on Section 3.10(a) of the Company Disclosure Letter or (B) substantially comparable in the aggregate to the employee benefits that Parent or its Subsidiaries then provide to similarly situated employees, and (iii) severance benefits that are, at Parent’s election, either (A) no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the severance benefits that Parent or its Subsidiaries then provide to similarly situated employees. Continuing Employees covered by any Collective Bargaining Agreement shall receive base salary, cash and equity incentives and employee benefits consistent with applicable Collective Bargaining Agreements.

(b) With respect to any Parent Benefit Plan in which Continuing Employees and their eligible dependents will be eligible to participate during and after the Benefit Period, for purposes of determining eligibility to participate, level of benefits and vesting (other than benefit accruals and early retirement subsidies under any defined benefit pension plan or any equity compensation arrangement), service recognized by the Company and any of its Subsidiaries immediately prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that, such service need not be recognized (i) to the extent that the applicable Company Benefit Plan did not recognize such service for such Continuing Employee, (ii) to the extent that such recognition would result in any duplication of benefits or (iii) with respect to any Parent Benefit Plan for which prior service is not recognized for employees of Parent and its Subsidiaries generally.

(c) During the Benefit Period, Parent shall use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their spouses and eligible dependents) will be eligible to participate during the Benefit Period, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan for such individual immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her spouse and eligible dependents) under the comparable Company Benefit Plan during the year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each such Continuing Employee will be eligible to participate during such year.

(d) Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.09 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.09) under or by reason of any provision of this Agreement. Nothing in this Section 6.09 shall amend, or be deemed to amend (or, except as otherwise provided in this Section 6.09, prevent the amendment or termination of) any Company Benefit Plan or any Parent Benefit Plan.

(e) Parent shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Closing.

Section 6.10. Merger Sub; Parent Subsidiaries; Company Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.11. CVR Agreement. At or prior to the Closing, Parent will execute and deliver, and shall use reasonable best efforts to cause the Trustee to execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are required by the Trustee.

Section 6.12. Listing. Parent shall use its reasonable best efforts to cause (i) the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date, and (ii) the CVRs to be issued in the Merger to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date; provided, that, in the event the CVRs are unable to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date, Parent shall use its reasonable best efforts to cause the CVRs to be issued in the Merger to be approved for listing on, subject to official notice of issuance, any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board prior to the Closing Date. Each of the parties agrees to use its reasonable best efforts to cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time. Parent shall reserve for issuance, and shall use its reasonable best efforts to be approved for listing on the NYSE, such shares of Parent Common Stock as may be issued upon conversion of Company Convertible Notes, calculated on a fully-diluted basis and after giving effect to the Merger.

Section 6.13. Notification of Certain Matters.

(a) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger not to be satisfied, or (ii) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.13(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of any written notice or other written communication from any Governmental Entity or from any Person alleging that the consent of such Governmental Entity or Person is or may be required in connection with the Merger or any other transaction contemplated by this Agreement.

Section 6.14. Transaction Litigation. In the event that any Action relating to, involving or affecting this Agreement, the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) is brought or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries or Affiliates, the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity (at Parent’s sole expense and subject to a joint defense agreement) to participate in the defense, settlement and/or prosecution of any Transaction Litigation, and neither the Company nor any of its Subsidiaries nor any of its or their respective Representatives shall settle, agree to settle or come to any arrangement regarding any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.15. Existing Litigation. From the execution and delivery of this Agreement until the Effective Time, the Company shall reasonably consult with Parent (a) at regular intervals regarding the status of the Existing Litigation and (b) prior to taking any material action with respect to any Existing Litigation, including but not limited to settling, agreeing to settle or coming to any arrangement regarding any Existing Litigation.

Section 6.16. Conversion of Company Convertible Notes. Following the Effective Time, Parent shall take all actions necessary, in accordance with state and federal securities laws and the terms of the indenture governing the Company Convertible Notes, to effect any conversion of the Company Convertible Notes issued and outstanding at the time of such conversion as requested by the holders of the Company Convertible Notes.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all other Required Antitrust Approvals shall have been obtained.

(c) Legal Restraints. No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order and no proceedings for such purposes shall be pending before or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable as Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.02. Conditions to Obligation of Parent. The obligation of each of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 [Qualification, Organization, Subsidiaries], Section 3.02 [Authority; Execution and Delivery; Enforceability] and Section 3.25 [Brokers’ Fees and Expenses] shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03 [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except for de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 3.06 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material

Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) No Governmental Adverse Event. Since the date of this Agreement, no Governmental Adverse Event shall have occurred and be continuing.

(e) No Debt Acceleration. Since March 31, 2013, no acceleration of any principal or interest amount under the Credit Agreement or any other material Indebtedness of the Company or any of its Subsidiaries shall have occurred and be continuing.

(f) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), Section 7.02(d) and Section 7.02(e) have been satisfied.

(g) Consents. The Company and each of its Subsidiaries shall have obtained the consents identified on Section 7.02(g) of the Company Disclosure Letter.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.01 [Qualification, Organization, Subsidiaries] and Section 4.02 [Authority; Execution and Delivery; Enforceability] shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent contained in Section 4.03(a) [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as such time, except for de minimis inaccuracies, (iii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 4.12 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this

Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied.

(e) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Parent and the Trustee and be in full force and effect.

(f) Listing. The CVRs issuable as CVR Consideration shall have been approved for listing on (i) either the NYSE or NASDAQ, subject to official notice of issuance, or (ii) if unable to be approved pursuant to clause (i), any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before April 30, 2014 (the “End Date”); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (if such Legal Restraint is in respect of any Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date may be extended by Parent with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to July 30, 2014, or such earlier date as may be agreed in writing by Parent and the Company, and such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this

Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Governmental Entity of competent authority issues a final nonappealable Order or enacts a law that prohibits, restrains or makes illegal the consummation of the Merger; or

(iii) if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.02(e);

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect;

(f) by Parent, prior to receipt of the Company Stockholder Approval, in the event that a Company Adverse Recommendation Change shall have occurred;

(g) by Parent, prior to receipt of the Company Stockholder Approval, if the Company shall have breached or be deemed to have breached in any material respect any covenant, obligation or agreement set forth in Section 5.02; provided, that Parent may not terminate this Agreement pursuant to this Section 8.01(g) if Parent is then in breach of this Agreement in any material respect;

(h) by Parent, if a Governmental Adverse Event shall have occurred and is not cured within 60 days following such occurrence.

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the penultimate sentences of Section 6.02 and Section 6.06(b), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, however, that, no such termination shall relieve any Person from any liability or damages arising out of: (i) fraud in connection with this Agreement or (ii) any willful or intentional breach of any provision of this Agreement.

Section 8.03. Fees and Expenses.

(a) Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent a fee of $109,000,000 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f) (other than as a result of any Company Adverse Recommendation Change made by the Company relating to a Parent Material Adverse Effect); or

(ii) (A) an Acquisition Proposal shall have been announced, commenced, publicly disclosed or otherwise made known to the Company or shall have been made directly to the stockholders of the Company generally; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(e); and (C) within 12 months of such termination (x) the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that is subsequently consummated or (y) an Acquisition Proposal is consummated; provided, however, that for purposes of this Section 8.03(b)(ii), the references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

(c) The Company shall pay to Parent $40,000,000 (the “Company Expense Reimbursement”) if Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii). The existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.03(b)(ii) shall not relieve the Company of its obligations to pay the Company Expense Reimbursement pursuant to this Section 8.03(c), and the payment by the Company of the Company Expense Reimbursement pursuant to this Section 8.03(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(b)(ii). In the event the Company pays the Company Expense Reimbursement pursuant to this Section 8.03(c), the amount of such Company Expense Reimbursement actually paid shall be credited against any Termination Fee subsequently payable by the Company pursuant to Section 8.03(b)(ii).

(d) Any amounts due under Section 8.03(b) or Section 8.03(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 8.03(b)(i), on the Business Day immediately following the date of termination of this Agreement in the case of termination pursuant to Section 8.01(f) (or simultaneous with such termination, in the case of termination pursuant to Section 8.01(d)), (ii) in the case of Section 8.03(b)(ii), on the date of consummation of the Acquisition Proposal referred to in Section 8.03(b)(ii)(C), and (iii) in the case of Section 8.03(c), on the Business Day immediately following the date of termination of this Agreement.

(e) The Company acknowledges and agrees that the agreements contained in Section 8.03(b) and Section 8.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to Section 8.03(b) or Section 8.03(c), and, in order to obtain such payment, Parent commences an Action that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. The parties agree that the receipt of the Termination Fee and/or the Company Expense Reimbursement, as the case may be, together with the amounts described in the immediately preceding sentence, shall be the sole and exclusive monetary remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event such amounts are paid by the Company and accepted by Parent, and, upon payment of such amounts by the Company and the acceptance of such amounts by Parent, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee or the Company Expense Reimbursement on more than one occasion; provided, however, that (i) the Company may be required to pay both the Company Expense Reimbursement pursuant to Section 8.03(c) and a portion of the Termination Fee pursuant to Section 8.03(b)(ii) and (ii) no such payment shall relieve any Person from any liability or damages arising out of: (x) fraud in connection with this Agreement or (y) any willful or intentional breach of any provision of this Agreement.

Section 8.04. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties and there shall be no amendment to Sections 8.04, 8.05, 9.07 and 9.08 (or any provision of this Agreement to the extent an amendment of such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement, except that there shall be no waiver to Sections 8.04, 8.05, 9.07 or 9.08 (or any provision of this Agreement to the extent a waiver such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement will survive the Effective Time; provided that this Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, by a recognized next-day courier or by registered or certified mail (return receipt requested, postage prepaid) or (b) if by facsimile, upon written confirmation of receipt by facsimile. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Phone: (239) 598-3131

Facsimile: (239) 597-5794

Attention:        Steve Clifton

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Phone: (212) 310-8000

Facsimile: (212) 310-8007

Attention:     Michael J. Aiello

                       Matthew J. Gilroy

(b) if to Parent or Merger Sub, to:

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Phone: (615) 465-7000

Facsimile: (615) 373-9704

Attention:        Rachel Seifert

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Phone: (212) 446-4800

Facsimile: (212) 446-4900

Attention:   Stephen Fraidin

                   Thomas W. Christopher

                   Michael P. Brueck

Section 9.03. Definitions. For purposes of this Agreement:

“Action” means any action, filing of charges, suits, claims, complaints, investigations, audits, inquiries, proceedings (whether civil or criminal), or arbitrations.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement on terms not more favorable in any material respect to the counterparty thereto than those in the Confidentiality Agreement.

“Applicable Law(s)” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement (including any federal, state or local directive or other requirement, in each case that relates to Medicare or Medicaid) enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. Without limitation, references to “Applicable Law” or “Applicable Laws” shall be deemed to include Health Care Laws and any applicable insurance or antitrust law (including any law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Applicable Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements, foreign works council contracts, or other agreement with any labor organization.

“Company Performance Cash Award” means any performance cash award granted under any Company Stock Plan.

“Company Deferred Stock Award” means any award of the right to receive Company Common Stock which is granted under any Company Stock Plan.

“Company Equity Award Consideration” means the aggregate Merger Consideration payable to holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards in respect of such awards hereunder.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of the Company or any of its Subsidiaries.

“Company Restricted Stock Award” means any award of Company Common Stock that is subject to time and/or performance vesting conditions and which is granted under any Company Stock Plan.

“Company Rights Plan” means the Rights Agreement entered into between the Company and American Stock Transfer & Trust Company, LLC, dated as of May 24, 2013.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Company’s Amended and Restated 1996 Executive Incentive Compensation Plan, as amended, and the Company’s 2006 Outside Director Restricted Stock Award Plan, as amended.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

“Credit Agreement” means Credit Agreement, dated as of November 18, 2011, among the Company and the other parties thereto.

“DOJ” means the United States Department of Justice.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Environmental Laws” means any applicable federal, state or local law (statutory or common), constitution, treaty, convention, ordinance, code, rule, regulation or Order enacted, adopted, promulgated or applied by a Governmental Entity relating to human or worker health and safety (with respect to exposure to hazardous substances, except in the ordinary course of business), pollution or protection of the environment or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Litigation” shall have the meaning ascribed to such term in the CVR Agreement.

“Facility” means (i) with respect to Parent and its Subsidiaries, a Parent Provider, excluding individual practitioners of the healing arts and groups of such practitioners and (ii) with respect to the Company and its Subsidiaries, a Company Provider, excluding individual practitioners of the healing arts and groups of such practitioners.

“Financing Sources” means any entity or entities that commit to provide, or otherwise enter into agreements in connection with, the Financing, including the party or parties to the Commitment Letter or any definite documentation relating thereto, together with such party’s or parties’ successors, assigns, Affiliates, officers, directors, employees and representatives, and their respective successors, assigns, Affiliates, officers, directors, employees and representatives.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Adverse Event” means any of the following events: (i) the filing of a state or federal felony criminal charge against the Company or any Subsidiary of the Company, or (ii) the exclusion, debarment or suspension of the Company or any Subsidiary of the Company from participation in a Government Sponsored Health Care Program, the receipt by the Company or any Subsidiary of the Company of a notification from any Governmental Entity that it intends to so exclude, debar or suspend the Company or any Subsidiary of the Company, or any conviction, plea, settlement or verdict against the Company or any Subsidiary of the Company of an offense or violation that would reasonably be expected to result in any such exclusion, debarment or suspension (whether mandatory or permissive).

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Government Sponsored Health Care Programs” means all health benefit programs that are sponsored by a Governmental Entity and that the Company or any of its Subsidiaries participates in, whether pursuant to one or more Contracts with the applicable Governmental Entity or otherwise, including “Federal health care programs” as defined by 42 U.S.C. § 1320a-7b(f), Medicaid (including Temporary Assistance to Needy Families, Child Health Insurance Program, Aged, Blind and Disabled, Supplemental Security Income and long term care), Medicare, Medicare Advantage (including Special Needs Plans), Medicare Part D, TRICARE, dual eligible initiatives and other demonstration programs.

“Health Care Laws” means all Applicable Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care items or services, health benefits or health insurance, including Applicable Laws that regulate managed care, third-party payors and persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care items or services and, without limiting the generality of the foregoing, all other Applicable Laws relating to Health Care Programs, including Health Care Programs pursuant to which the Company or any of its Subsidiaries is required to be licensed or authorized to transact business; (ii) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving Persons operating in the health care industry, patient referrals or health care provider incentives generally, including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by health care providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iv) the Consolidated Omnibus Budget Reconciliation Act of 1985; (v) ERISA (to the extent impacting any Administrative Services Organization arrangement); (vi) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (vii) the Medicare Improvements for Patients and Providers Act of 2008; (viii) privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and, without limiting the generality of the foregoing, any Applicable Laws relating to medical information; and (ix) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of its Subsidiaries, including Government Sponsored Health Care Programs, Commercial Risk (individual, small group, large group), Workers Compensation, Federal Employees Health Benefits Program (FEHBP), Administrative Services Only (ASO) and Network Rental.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hospitals” means with respect to Parent, each of the hospitals owned, leased or operated by Parent or any of its Subsidiaries, and with respect to the Company, each of the hospitals owned, leased or operated by the Company or any of its Subsidiaries as of the date of this Agreement.

“Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit, and (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means all intellectual property and all rights associated therewith in any jurisdiction, including all copyrights and other works of authorship, patents, trademarks, service marks, service names, logos, trade names, trade dress, domain names and all other indicia of origin, technology rights and licenses, computer software (including any source or object codes therefor, and documentation and websites relating thereto and all related tools, applications and systems), trade secrets, proprietary and/or confidential information and data (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), databases and database rights, franchises, know-how (including methods, processes, improvements, protocols and plans), inventions, designs, and all other intellectual property and proprietary rights, including all related goodwill, and all grants, registrations, applications for registration, reissues, continuations, continuations-in-part, revisions, divisionals, extensions, reexaminations and renewals in connection therewith, and all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Knowledge” means, with respect to the Company, the actual knowledge, after due inquiry, of Gary Newsome, Kelly Curry, Steve Clifton, Gary Bryant or Bob Farnham and, with respect to Parent or Merger Sub, the actual knowledge of Wayne T. Smith, W. Larry Cash or Rachel A. Seifert.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary of the Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary of the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary of the Company thereunder.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide the Required Information on the date such notice is received unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information (or Parent cannot confirm whether the Company has completed the delivery of the Required Information) and within five Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating, to the extent reasonably practicable, which Required Information the Company has not delivered) and (b) the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 7.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 18 consecutive Business Day period; ; provided, that such 18 Business Day period (x) if not ended on or prior to August 16, 2013, shall commence no earlier than September 3, 2013, (y) shall not be required to be consecutive to the extent that it would include November 28, 2013 through and including November 29, 2013 (which dates shall not count for purposes of the 18 consecutive Business Day period) and (z) if not ended on or prior to December 20, 2013, shall commence no earlier than January 6, 2014. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if prior to the completion of the Marketing Period, (i) the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (ii) if prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 18 consecutive Business Day period, (iii) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (iv) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which all of the proceeds of the Financing are obtained.

“Material Adverse Effect” with respect to any Person means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which such Person and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the identity of any party hereto, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities, or any litigation arising from allegations of breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby; (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by such Person or its Subsidiaries that is required by this Agreement or with the prior written consent or at the direction of another Person in accordance with this Agreement, or the failure to take any action by such Person or its Subsidiaries if that action is prohibited by this Agreement; (H) changes or prospective changes in such Person’s credit ratings; (I) changes in the price or trading volume of the such Person’s Common Stock; or (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (J) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary of the Company.

“Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 25, 2007 among CHS/Community Health Systems, Inc., Community Health Systems, Inc., the lenders party thereto and Credit Suisse AG, as Administrative Agent and Collateral Agent, as amended or restated from time to time.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of Parent or any of its Subsidiaries.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and its Subsidiaries as currently conducted, (iv) non-exclusive licenses or other similar grants of rights in Intellectual Property made in the ordinary course of business, (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings, (vi) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business, (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods, (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements, (ix) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to the Credit Agreement, (x) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (xi) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof and (xii) Liens that are not material in amount and do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or any of its Subsidiaries of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Provider(s)” means all primary care physicians and physician groups, medical groups, independent practice associations, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists and radiology centers, laboratories, mental health professionals, community health centers, clinics, surgery centers, accountable care organizations, chiropractors, physical therapists, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees, or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any term defined in this Agreement shall have its defined meaning throughout this Agreement and in each Exhibit to this Agreement, regardless of whether it appears before or after the place where it is defined. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when all counterparts have been signed by the parties and delivered to the other parties.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration, the right of the holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards to receive the Company Equity Award Consideration and the right of holders of Company Performance Cash Awards to receive payments pursuant to Section 2.04(d), (ii) if the Effective Time occurs, the provisions set forth in Section 6.04 of this Agreement, and (iii) with respect to the Financing Sources, the provisions set forth in Section 8.04, Section 8.05, Section 9.07 and Section 9.08 of this Agreement, are not intended to and shall not confer upon any person other than the parties hereto, any rights or remedies hereunder. Notwithstanding anything to the contrary, the Company (on behalf of itself and its Affiliates and its and their respective stockholders, directors, officers, representatives or agents) (i) hereby waives any and all rights or claims it or any of them may have against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby and (ii) hereby agrees that no Financing Source shall have any liability or obligations of any kind (whether based in contract. tort, fraud, strict liability, other laws or otherwise) to the Company, any of its Affiliates or any of its or their respective stockholders, directors, officers, representatives or agents arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby.

Section 9.08. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason.

Section 9.11. Tax Reporting. Except to the extent any portion of any CVR Payment Amount is required to be treated as interest pursuant to Applicable Law, the Parties hereto agree to treat the CVRs issued pursuant to the Merger Agreement for all Tax purposes as consideration for the shares of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by Applicable Law. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Company shall determine the portion of any CVR Payment Amount required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury Regulations promulgated thereunder. Capitalized terms used in this Section that are not otherwise defined in this Agreement shall be as defined in the CVR Agreement.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

Health Management Associates, Inc.

By:	/s/ William J. Schoen
Name:	William J. Schoen
Title:	Chairman

Community Health Systems, Inc.

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

FWCT-2 Acquisition Corporation

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

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